Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secruities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

Date
July 24, 2006

Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published July 18 and July 20.

Best regards,

Skanska AB

Petter Mattsson

Published	Item	Document name	Required by
July 18, 2006	Press Release	Skanska sells holding in UK PPP project for GBP 3.8 million, SEK 52 million	law and by the listing agreement with Stockholm Stock Exchange
July 20, 2006	Press Release	New President in Skanska Latin America following a breach of Code of Conduct in Argentina	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

July 18, 2006

Skanska sells holding in UK PPP project for GBP 3.8 million, SEK 52 million

Skanska is selling its nine-percent holding in the UK Private Public Partnership (PPP) project HMS Bridgend Prison Parc in Wales. The selling price is GBP 3.8 million, SEK 52 million, and the capital gain amounts to GBP 2.65 million, SEK 36 million, which will be included in earnings for the second quarter. The selling price exceeds the market value assessed by Skanska at year-end 2005 by 15 percent. The buyer is the investment fund Innisfree, who is already a considerable owner.

Skanska developed, built and operated the prison within the framework of the UK PFI scheme for Private Public Partnerships. The prison, which has been in service since 1997, is one of the most modern and secure facilities in the United Kingdom and was Skanska's first PPP project. The sale at a price representing 3.3 times Skanska's original investment means that the project has generated an average annual return of about 30 percent since the investment was made.

"The sale is in line with our strategy of selling projects that, considered from our viewpoint, have been completed. In the market for Private Public Partnership projects, we are primarily focusing on hospitals, schools and transport infrastructure. Within these sectors, we see strong future prospects of securing new projects and can improve our service to customers and users by capitalizing on synergism and experiences from a large series of projects", says Simon Hipperson, President of Skanska Infrastructure Development.

Skanska is a leading Private Public Partnership (PPP) company in the United Kingdom. Skanska is responsible for the development of the Barts and The London new hospitals program, for which the construction contracts amount to approximately GBP 1 billion, about 13.6 billion – construction work started this spring.

For further information, please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99
Alan Gillman, Executive Vice President, Skanska Infrastructure Development UK, tel +44 20 7842 0788

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.

SKANSKA

File Nur 82-34932

Press Release

July 20, 2006

New President in Skanska Latin America following a breach of Code of Conduct in Argentina

Skanska has found a breach of the Company's Code of Conduct in a local operation in Argentina. Improper costs have been charged to two projects resulting in erroneous VAT reporting.

The subsequent correction will have a negative impact on Skanska Latin America's operating income amounting to USD 1.7 M, SEK 13 M, which will be reported in the second quarter 2006.

Seven employees involved in the two projects have lost their employment with the company.

"It is very serious when we suffer violations of our Code of Conduct. The Code is one of the cornerstones of the Group's values and a platform for how we want our business to be conducted," says Stuart Graham, CEO and President, Skanska AB.

Following this event the Business Unit President Gustavo Vago has decided to resign his position.

The Chief Operating Officer Hernán Morano has been appointed new Business Unit President. Between 2002 and 2005, Hernán acted as the Project Director for the Autopista Central project in Santiago de Chile, the largest infrastructure development investment in Skanska.

Skanska Latin America is one of the continent's leading construction companies. Operations focus primarily on services for the oil and gas industry as well as construction. In 2005, the company had about 10,000 employees and revenues of about SEK 3.6 billion.

For further information please contact:

Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2004 totaled SEK 121 billion, USD 17 billion.